SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on August 11, 2009, the members of the Company’s Board of Directors approved, based on the results for the period ended June 30, 2009, in accordance with the extraordinary balance sheet of the same date, the distribution of (i) dividends, to be attributed to minimum mandatory dividends for 2009, at R$1.30 per common share and R$1.43 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be attributed to minimum mandatory dividends for 2009, at R$0.25 per common share and R$0.275 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.2125 per common share and R$0.23375 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on July 31, 2009. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on July 31, 2009, shall provide specific notice to such effect to Companhia de Bebidas das Américas – AmBev, Área de Ações, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo/SP, Brazil, by no later than September 18, 2009. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from October 2, 2009, without any monetary adjustment, subject to the approval by the next Annual General Meeting.  The record date shall be September 15, 2009 for Bovespa shareholders and September 18, 2009 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from September 16, 2009.  The net amount to be distributed as dividends and IOC shall be of R$1.5125 per common share and R$ 1.66375 per preferred share.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account.  Shareholders who have not provided such indication shall receive from Banco Itaú S.A., as Depositary, at their stated address, a notice containing information with respect to the payment.  Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions.  Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, August 11, 2009.

Companhia de Bebidas das Américas – AmBev
Nelson José Jamel
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer